UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras and Total advance in their strategic partnership

Rio de Janeiro, December 21, 2018—Petróleo Brasileiro S.A.—Petrobras reports that yesterday it signed with the French company Total new documents related to the strategic partnership between the two companies announced on 03/01/2017.

In the scope of this partnership, the companies have already signed transactions that resulted in the payment of U$ 1.95 billion to Petrobras on 01/15/2018, in addition to U$ 400 million that can be triggered by Petrobras to carry a part of its investment in the Iara area fields, and US$ 150 million as contingent payments.

With regard to technological cooperation agreements that are part of the partnership, results have already been achieved on two fronts:

•	Artificial intelligence: new automatic techniques to identify geological faults, leading to significant efficiency gains.
•	Low permeability reservoirs: new processes and tools to locate the potentially most productive areas, with direct applications on fields like Sururu (Iara concession).

Moving forward in the partnership, the companies signed the following agreements:

•

Transfer of 10% of Petrobras rights to Total in the Lapa field, in Block BM-S-9. Petrobras is exercising the option to sell the remainder of its interest, as established in the contract signed in January 2018, when Total acquired 35% of Petrobras rights, with the operatorship. The current production of Lapa field is around 30 thousand bpd. Following this transaction, Total will hold 45% interest, Shell 30% and Repsol-Sinopec 25%.

•

Investment Agreement for the creation of a Joint Venture in which Petrobras will hold 49% of the enterprise and Total Eren SA 51% to develop onshore projects in solar and wind energy segments in Brazil, as a result of the Memorandum of Understanding (MoU) signed on 07/10/2018. This Agreement is binding and provides that the parties will negotiate the necessary documents for the formalization of the Joint Venture. Initially, the Joint Venture will seek to develop a portfolio of projects of up to 500MW of installed capacity over a 5-year horizon.

The signing of this agreement is yet another step in Petrobras’ strategy to develop high-value renewable-energy businesses with global partners to transition to a low-carbon matrix.

In this new phase, Total will pay Petrobras an additional amount of US$ 50 million, without considering closing price adjustments, still subject to the external approvals of CADE and ANP.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Petrobras and Total reaffirm the importance to continue evaluating new joint investment opportunities, reinforcing the existing technological cooperation between the two companies. In addition, they will continue to seek the development of new opportunities in the gas and energy segment including thermal energy.

In relation to the preliminary decision rendered on 12/19/2018 by Minister Marco Aurélio Mello in a declaratory action of unconstitutionality (ADI No. 5942) filed before the Federal Supreme Court, Petrobras clarifies that, pursuant to the Material Fact published on 12/20/2018, that decision does not apply to the transfer of rights regarding the Lapa field, since the contracts were signed on 02/28/2017 based on the legislation in force at the time.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer